5
1
<SROS>NASD
<REPORTING-OWNER>
  0001198817
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Centillium Communications, Inc.
  0001107194
  <IRS-NUMBER>94-3263530
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Mackenzie, William F
   47211 Lakeview Blvd.
   Fremont, CA 94538
2. Issuer Name and Ticker or Trading Symbol
   Centillium Communications, Inc. (CTLM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP Operations/Mfg Services
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     93,000         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $6.6200         06/04/02       A         24,878                            (1)          06/04/12
to buy)
Non-Qualified Stock Option     $1.5100                                                                        (3)          09/18/12
(right to buy)
Non-Qualified Stock Option     $6.6200         06/04/02       A         10,000                            (2)          06/04/12
(right to buy)
Non-Qualified Stock Option     $6.6200         06/04/02       A         135,122                           (1)          06/04/12
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  06/04/02  Common Stock                   24,878                    24,878        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   50,000                    50,000        D   Direct
(right to buy)
Non-Qualified Stock Option     06/04/02  Common Stock                   10,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     06/04/02  Common Stock                   135,122                   145,122       D   Direct
(right to buy)

Explanation of Responses:

(1)
1/48th vest on 6/11/02, 1/48th vest per month thereafter.

(2)
2,708 vest on the date of grant, and 1/48th vest each month starting on 6/12/02.

-
(3)
1/4th vest on 8/1/ 03, 1/48th vest per month thereafter.

SIGNATURE OF REPORTING PERSON



/S/ William F Mackenzie
_____________________________________
William F Mackenzie
DATE 02/11/03